SilverCrest Expands Babicanora Footwall Vein High-Grade Footprint

Vancouver, British Columbia--(Newsfile Corp. - July 10, 2018) -

•	Multiple Intercepts of Greater Than 1,000 gpt AgEq
•	1.5 Meters Grading 10,629 gpt AgEq

SilverCrest Metals Inc. (TSXV: SIL) (OTCQX: SVCMF) ("SilverCrest" or the "Company") is pleased to announce further Phase III drill results for the Las Chispas Property (the "Property") located in Sonora, Mexico. Step out drilling of the Babicanora Footwall ("FW") Vein has intersected additional high-grade mineralization (see attached Figures). The Babicanora FW Vein is sub-parallel to the Babicanora Vein. This vein is approximately 30 metres north of the Babicanora Vein in the northwestern part of the area and appears to intersect the Babicanora Vein near Area 51. There are 23 identified epithermal veins on the Property, including 11 which have drill-intersected high-grade mineralization consisting of the Babicanora, Babicanora FW, Babicanora Norte, Las Chispas, Giovanni including La Blanquita, William Tell, Varela, Granaditas, Luigi and Amethyst veins. Five of the 23 veins have been included in the maiden resource (refer to "Technical Report and Mineral Resource Estimate for the Las Chispas Property, Sonora, Mexico", effective February 12, 2018 and amended May 9, 2018).

N. Eric Fier, CPG, P.Eng, and CEO, remarked, "We continue to be successful with our expansion drilling program with further high-grade intercepts in multiple veins at Las Chispas. This most recent drilling of the Babicanora FW Vein has intercepted high-grade precious metal mineralization along a drill-tested strike length of 250 metres, expanded from the previous 150 metres. We are currently step out drilling with nine core rigs at the Babicanora Norte, Granaditas, Luigi and Babicanora veins including Area 51 southeast extension that has been recently permitted for work. We are systematically working towards an updated resource for Q3, 2018."

The most significant result for this release was returned from Hole BA18-83, which intersected 1.5 metres (true width) grading 54.59 grams per tonne ("gpt") gold and 6,534.9 gpt silver, or 10,629 gpt silver equivalent ("AgEq", based on 75 (Ag):1 (Au) calculated using long-term silver and gold prices of US$18.50 per ounce silver and US$1,225 per ounce gold, with average metallurgical recoveries of 86.6% silver and 98.9% gold). Also noteworthy is Hole BA18-85 at 2.5 metres grading 6.04 gpt gold and 368.8 gpt silver, or 822 gpt AgEq. The following table summarizes the most significant drill intercepts (uncut, undiluted) for this release.

Babicanora FW Vein (Expansion holes);

Hole No.	From (m)	To (m)	Drilled Intercept (m)	Est. True Width (m)	Au gpt	Ag gpt	AgEq* gpt
BA18-83	285.2	287.1	1.9	1.5	54.59	6,534.9	10,629
incl.	286.0	286.6	0.6	0.5	183.50	21,858.0	35,621
BA18-85	328.3	330.9	2.6	2.3	4.07	436.0	741
incl.	329.3	329.8	0.5	0.4	5.95	564.0	1,010
BA18-89	302.5	303.6	1.1	0.9	1.15	151.4	238
incl.	302.5	303.0	0.5	0.4	2.37	317.0	495

Babicanora Vein (Confirmation holes);

Hole No.	From (m)	To (m)	Drilled Intercept (m)	Est. True Width (m)	Au gpt	Ag gpt	AgEq* gpt
BA18-83	262.6	265.1	2.5	2.0	0.87	269.0	334
BA18-85	313.0	315.8	2.8	2.5	6.04	368.8	822
incl.	314.1	315.0	0.9	0.8	14.95	742.0	1,863
BA18-88	377.8	378.5	0.7	0.6	2.19	63.5	228
BA18-89	268.9	269.9	1.0	0.9	0.06	99.1	104

Note: all numbers are rounded.

* AgEq based on 75 (Ag):1 (Au) calculated using long-term silver and gold prices of US$18.50 per ounce silver and US$1,225 per ounce gold, with average metallurgical recoveries of 86.6% silver and 98.9% gold.

_________

All assays were completed by ALS Chemex in Hermosillo, Mexico, and North Vancouver, BC, Canada.

All drill holes intercepted both the Babicanora and Babicanora FW veins. Drill holes BA18-84 and 90 intercepted anomalous mineralization in both veins, but are below the Company's 150 gpt AgEq cutoff and not part of the high-grade footprint. Hole BA18-84 was drilled to the southeast of Area 51. Hole BA18-88 intercepted reportable grade in the Babicanora Vein within the high-grade footprint but no significant intercept in the Babicanora FW Vein. Holes BA18-86 and 87 were drilled off section on the northwest strike of the Amethyst Vein and were below cutoff grade. Hole BA18-83 contained acanthite, native silver and visible gold.

Not included in the above tables are the following additional intercepts of unnamed veins adjacent to the Babicanora Vein and Babicanora FW Vein;

•	Hole BA18-83 above Babicanora Vein; 0.5 metres grading 498 gpt AgEq.
•	Hole BA18-83 below Babicanora FW Vein; 2.45 metres grading 955 gpt AgEq.

Four high-grade intercepts are reported in Hole BA18-83 suggesting a near vertical high-grade zone (see attached Figures). Additional drilling in this zone is planned for H2 2018.

The Babicanora FW Vein high-grade footprint now measures an estimated 250 metres along strike and 125 metres high. Approximately 150 metres (strike length) of this footprint were part of the maiden resource inclusive of the Babicanora Vein. The additional 100 metres, which includes Hole BA18-83 and 85 high-grade intercepts, will be used for the Q3 updated resource.

Drill intercepts in the Babicanora Vein confirm the previously announced high-grade footprint and maiden resources. New results will be incorporated into the update resource.

The Company continues its Phase III exploration program with nine (9) drills on site, seven on surface and two underground. Drills are focused on expanding mineralization for inclusion in the updated resource anticipated for Q3, 2018. The Company has drilled a total of approximately 22,800 metres for Phase III, or an estimated 74,500 metres cumulatively on the Property since 2016. An additional 5,000 to 10,000 metres of drilling are planned for inclusion in the updated resource. Other ongoing site work includes continued underground mapping and sampling on the Las Chispas Vein, drilling test wells for site water, permitting for various additional work, and reviewing of the maiden resource model for optimization and update.

The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, and CEO for SilverCrest, who has reviewed and approved its contents.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company's current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. SilverCrest is the first company to successfully drill-test the historic Las Chispas Project resulting in numerous discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" within the meaning of Canadian securities legislation. These include, without limitation, statements with respect to: the strategic plans, timing and expectations for the Company's exploration, rehabilitation and drilling programs of the Las Chispas Property, including drilling test water wells, permitting for various work, and optimizing and updating the Company's resource model; information with respect to high grade areas and size of veins projected from underground sampling results and drilling results; and the accessibility of future mining at the Las Chispas Property. Such forward looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Figure 1: Las Chispas Property - Plan View

To view an enhanced version of Figure 1, please visit:
https://orders.newsfilecorp.com/files/1467/35836_silvercrest2.jpg

Figure 2: Long Section (Inclined) of Babicanora Footwall (FW) Vein

To view an enhanced version of Figure 2, please visit:
https://orders.newsfilecorp.com/files/1467/35836_silvercrest4.jpg

Figure 3: Long Section (Inclined) of Babicanora Vein

To view an enhanced version of this graphic, please visit:
https://orders.newsfilecorp.com/files/1467/35836_silvercrest6.jpg

N. Eric Fier, CPG, P.Eng
Chief Executive Officer
SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.
Contact: Fred Cooper, Investor Relations
Telephone: +1 (604) 694-1730
Fax: +1 (604) 357-1313
Toll Free: 1-866-691-1730 (Canada & USA)
Email: info@silvercrestmetals.com
Website: www.silvercrestmetals.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

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